EXHIBIT 33.5

March 9, 2009

Daniel Ro

VP & Legal Counsel

GE Money

777 Long Ridge Road, Building B

Stamford, CT, 06927, USA

Re: GE Capital Credit Card Master Note Trust

Deutsche Bank Trust Company Americas has delivered a Management Report on Assertion of Compliance with Applicable Servicing Criteria dated as of February 27, 2009 (“Management Report”) for GE Capital Credit Card Master Note Trust (the “Transaction”).   Deutsche Bank Trust Company Americas reported material noncompliance with Item 1122 (d) (1) (i) of Regulation AB in the Management Report, however, the servicing criteria set forth in Section 1122 (d) (1) (i) of Regulation AB was not a servicing criteria which Deutsche Bank Trust Company Americas was required to perform for the Transaction; therefore, such noncompliance by Deutsche Bank Trust Company Americas with respect to such servicing criteria does not pertain to the Transaction.

Sincerely,

DEUTSCHE BANK TRUST COMPANY AMERICAS as Trustee

/s/ Jenna Kaufman
Jenna Kaufman
Director